March 9, 2016	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Nicolas P. Panos, Senior Special Counsel

Office of Mergers and Acquisitions

RE:	Speed Commerce, Inc.

Schedule 13E-3 and Schedules 13E-3/A

Filed February 19, March 2 and March 8, 2016, respectively, by Speed Commerce, Inc. File No. 005-42687

Ladies and Gentlemen:

On behalf of Speed Commerce, Inc. (the “Company”), a Minnesota corporation, and with the Company’s permission, we are informing you that, pursuant to our conversation of March 9, 2016, the Company has filed Amendment No. 3 to its Schedule 13E-3 to clarify that the Company’s financial advisor in connection with the proposed going private transaction has no objection to the inclusion of its Fairness Opinion or Fairness Opinion Report as an exhibit to the Company’s Schedule 13E-3 or as an annex to the related disclosure statement.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton

Philip T. Colton

cc:	Ryan F. Urness (Speed Commerce, Inc.)

Nicolas P. Panos, via email